================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ________________________

                                  SCHEDULE 13D
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                            ________________________


                             AMBASSADORS GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   023177-10-8
                                 (CUSIP Number)

                             MS. SUZANNE M. PRESENT
                           INVEMED CATALYST FUND, L.P.
                                 375 PARK AVENUE
                                   SUITE 2205
                               NEW YORK, NY 10152
                            TEL. NO.: (212) 843-0542
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                            ________________________

                                FEBRUARY 1, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  2 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Invemed Catalyst Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      1,199,999 shares of Common Stock,
           SHARES                       par value $0.01
      BENEFICIALLY OWNED        ------------------------------------------------
          BY EACH               8       SHARED VOTING POWER
         REPORTING
           PERSON                       None
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        1,199,999 shares of Common Stock,
                                        par value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,999 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  3 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Invemed Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      1,199,999 shares of Common Stock,
           SHARES                       par value $0.01
      BENEFICIALLY OWNED        ------------------------------------------------
          BY EACH               8       SHARED VOTING POWER
         REPORTING
           PERSON                       None
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        1,199,999 shares of Common Stock,
                                        par value $0.01
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,999 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  4 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Gladwyne Catalyst GenPar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,199,999 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,199,999 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,999 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  5 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Invemed Securities, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,199,999 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,199,999 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,999 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  6 of 11
----------------------------------           -----------------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Kenneth G. Langone
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      None
           SHARES               ------------------------------------------------
      BENEFICIALLY OWNED        8       SHARED VOTING POWER
          BY EACH
         REPORTING                      1,199,999 shares of Common Stock,
           PERSON                       par value $0.01
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        None
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        1,199,999 shares of Common Stock,
                                        par value $0.01
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,199,999 shares of Common Stock, par value $0.01
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  7 of 11
----------------------------------           -----------------------------------


ITEM 1.  SECURITY AND ISSUER.

                This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is filed by the undersigned to amend and supplement the Schedule 13D, dated July 30, 2003 (the "Statement"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Ambassadors Group, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 110 S. Ferrall Street, Spokane, WA 99202.

ITEM 2.  IDENTITY AND BACKGROUND.

                Item 2 is hereby amended and restated in its entirety as follows:

                (a) Invemed Catalyst Fund, L.P., a Delaware limited partnership (the "Fund"), Invemed Catalyst GenPar, LLC, a Delaware limited liability company ("Catalyst GenPar"), Gladwyne Catalyst GenPar, LLC, a Delaware limited liability company ("Gladwyne GenPar"), Invemed Securities, Inc. ("Invemed"), a New York corporation, and Kenneth G. Langone ("Langone") are sometimes hereinafter collectively referred to as the "Reporting Persons."

                The Reporting Persons are making this joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

                (b)-(c) (i) The principal business of the Fund is investing in securities. The business address of the Fund is 375 Park Avenue, Suite 2205, New York, New York 10152. The general partner of the Fund is Catalyst GenPar. The principal business of Catalyst GenPar is being the general partner of the Fund.

                        (ii) The business address of Catalyst GenPar is 375 Park Avenue, Suite 2205, New York, NY 10152. The managing members of Catalyst GenPar are Gladwyne GenPar and Invemed.

                        (iii) The principal business of Gladwyne GenPar is being a managing member of Catalyst GenPar. The business address of Gladwyne GenPar is 645 Fifth Avenue #700, New York, NY 10022.

                The name, residence or business address, present principal occupation and citizenship of each member of Gladwyne GenPar are as follows:

-------------------------------------------------------------------------------------------------------------
                                 RESIDENCE OR
           NAME                 BUSINESS ADDRESS            PRINCIPAL OCCUPATION           CITIZENSHIP
-------------------------------------------------------------------------------------------------------------
Michael B. Solomon           645 Fifth Avenue #700          Managing Member of            United States
                             New York, NY 10022             Gladwyne GenPar
-------------------------------------------------------------------------------------------------------------
Suzanne M. Present           645 Fifth Avenue #700          Member of Gladwyne GenPar       Australia
                             New York, NY 10022
-------------------------------------------------------------------------------------------------------------

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  8 of 11
----------------------------------           -----------------------------------

-------------------------------------------------------------------------------------------------------------
                                 RESIDENCE OR
           NAME                 BUSINESS ADDRESS            PRINCIPAL OCCUPATION           CITIZENSHIP
-------------------------------------------------------------------------------------------------------------
Kathryn Casoria              645 Fifth Avenue #700          Member of Gladwyne GenPar   United States
                             New York, NY 10022
-------------------------------------------------------------------------------------------------------------

                        (iv) Invemed's principal business is that of a holding company. The business address of Invemed is 375 Park Avenue, Suite 2205, New York, NY 10152. Invemed is ultimately controlled by Kenneth G. Langone.

                The  name,   current  business   address,   present   principal
occupation or employment and citizenship of each director and executive officer of Invemed Securities, Inc. are as follows:

-------------------------------------------------------------------------------------------------------------
                                 RESIDENCE OR
           NAME                 BUSINESS ADDRESS            PRINCIPAL OCCUPATION           CITIZENSHIP
-------------------------------------------------------------------------------------------------------------
Kenneth G. Langone           375 Park Avenue                Chairman of the Board and      United States
                             Suite 2205                     President,
                             New York, NY  10152            Invemed Securities, Inc.
-------------------------------------------------------------------------------------------------------------
Thomas Teague                Salem NationalLease            President, Salem               United States
                             Corporation                    NationalLease Corporation
                             P.O. Box 24788
                             Winston-Salem, NC 27114
-------------------------------------------------------------------------------------------------------------
Steven D. Holzman            375 Park Avenue                Chief Executive Officer,       United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY  10152
-------------------------------------------------------------------------------------------------------------
G. Allen Mebane              828 Woodward Road                                             United States
                             Mocksville, NC 27028
-------------------------------------------------------------------------------------------------------------
John Baran                   375 Park Avenue                Chief Financial Officer,       United States
                             Suite 2205                     Invemed Securities, Inc.
                             New York, NY  10152
-------------------------------------------------------------------------------------------------------------

                        (v) Kenneth G. Langone's current principal occupation is that of Chief Executive Officer of Invemed, and his business address is 375 Park Avenue, Suite 2205, New York, NY 10152.

                (d)-(e) None of the Reporting Persons and none of the individuals listed in this Item 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page  9 of 11
----------------------------------           -----------------------------------


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Item 3 is hereby amended to include the following paragraph at the end:

                Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of January 29, 2007, between the Issuer and Invemed
Catalyst Fund, L.P. (the "Fund"), the Issuer repurchased 1,200,001 shares of Common Stock from the Fund for an aggregate purchase price in cash of $32,952,027.46, representing a purchase price of $27.46 per share. The repurchase was completed on February 1, 2007.

ITEM 4.  PURPOSE OF TRANSACTION.

                Item 4(a) is hereby amended to include the following paragraph at the end:

                (a) Pursuant to the Stock Purchase Agreement, the Issuer repurchased 1,200,001 shares of Common Stock from the Fund for an aggregate purchase price in cash of $32,952,027.46, representing a purchase price of $27.46 per share. The repurchase was completed on February 1, 2007.

                Item 4(d) is hereby amended to include the following paragraph at the end:

                (d) Pursuant to the Stock Purchase Agreement, a letter agreement (the "Letter Agreement"), dated as of July 29, 2003, between the Issuer and the Fund, which provided for, among other things, certain rights of the Fund to designate a member of the Issuer's board of directors, was terminated, and the Fund will no longer have the right to designate a member of the Issuer's board of directors.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                Item 5(a) is hereby amended to include the following paragraph at the end:

                (a) Pursuant to the Stock Purchase Agreement, the Issuer repurchased 1,200,001 shares of Common Stock from the Fund for an aggregate purchase price in cash of $32,952,027.46, representing a purchase price of $27.46 per share. The repurchase was completed on February 1, 2007.

                As of the date of this Amendment, the Fund beneficially owns 1,199,999 shares of Common Stock constituting 6.1% of the outstanding shares of Common Stock of the Issuer (the percentage of shares owned is calculated based upon 20,786,892 shares of Common Stock outstanding as of October 25, 2006, as disclosed in the Issuer's Form 10-Q for the quarter ended September 30, 2006 filed by the Issuer on November 9, 2006). Each of the persons listed in Item 2 of the Statement as amended by this Amendment may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,199,999 shares of Common Stock constituting 6.1% of the outstanding shares of Common Stock of the Issuer. However, the persons listed on Item 2 of the Statement as amended by this Amendment (other than the Fund) disclaim beneficial ownership of such shares of Common Stock.

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page 10 of 11
----------------------------------           -----------------------------------


                Item 5(b) is hereby amended and restated in its entirety as follows:

                (b) The Fund has sole power to vote and dispose the 1,199,999 shares of Common Stock reported herein. Catalyst GenPar, as the general partner of the Fund, has the sole power to vote and dispose of the 1,199,999 shares of Common Stock owned by the Fund. Each of Gladwyne GenPar and Invemed, as managing members of Catalyst GenPar, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund. Kenneth G. Langone, as the majority shareholder and Chairman of the Board and President of Invemed, may be deemed to have shared voting and dispositive power over the shares of Common Stock owned by the Fund.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                Item 6 is hereby amended to include the following paragraphs at the end:

                Pursuant to the Stock Purchase Agreement, the Issuer repurchased 1,200,001 shares of Common Stock from the Fund for an aggregate purchase price in cash of $32,952,027.46, representing a purchase price of $27.46 per share. The repurchase was completed on February 1, 2007.

                Pursuant to the Stock Purchase Agreement, the Letter Agreement, which provided for, among other things, certain rights of the Fund to designate a member of the Issuer's board of directors, was terminated, and the Fund will no longer have the right to designate a member of the Issuer's board of directors.

                The foregoing summary of the Stock Purchase Agreement is qualified in its entirety by reference to Exhibit 6 which is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1:*     Agreement   relating   to  the  filing  of  joint   acquisition
                statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:* Stock Purchase Agreement, dated as of July 23, 2003, between the Fund and the Sellers.

Exhibit 3:* Letter Agreement, dated as of July 29, 2003, between the Issuer and the Fund.

Exhibit 4:* Registration Rights Agreement, dated as of July 29, 2003, between the Issuer and the Fund.

Exhibit 5: Stock Purchase Agreement, dated as of January 29, 2007, between the Issuer and the Fund.


* Previously filed.

----------------------------------           -----------------------------------
CUSIP NO. 023177-10-8                                              Page 11 of 11
----------------------------------           -----------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 1, 2007

                                    INVEMED CATALYST FUND, L.P.

                                    By: INVEMED CATALYST GENPAR, LLC,
                                        General Partner

                                        By: GLADWYNE CATALYST GENPAR, LLC,
                                            Managing Member


                                            By: /s/ Suzanne M. Present
                                                -------------------------------
                                                Name:  Suzanne M. Present
                                                Title:  Member


                                    INVEMED CATALYST GENPAR, LLC

                                    By: GLADWYNE CATALYST GENPAR, LLC,
                                        Managing Member


                                        By: /s/ Suzanne M. Present
                                            -----------------------------------
                                            Name:  Suzanne M. Present
                                            Title:  Member


                                    GLADWYNE CATALYST GENPAR, LLC


                                    By: /s/ Suzanne M. Present
                                        ---------------------------------------
                                        Name:  Suzanne M. Present
                                        Title:  Member


                                    INVEMED SECURITIES, INC.


                                    By: /s/ Kenneth G. Langone
                                        ---------------------------------------
                                        Name: Kenneth G. Langone
                                        Title: Chairman of the Board
                                               and President


                                    /s/ Kenneth G. Langone
                                    -------------------------------------------
                                    Kenneth G. Langone